Exhibit 99.1

STEEL PARTNERS II, L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022

March 26, 2009

FOR DISSEMINATION TO THE BOARD OF DIRECTORS

By Facsimile and Federal Express

Board of Directors
Rowan Companies, Inc.
2800 Post Oak Boulevard
Suite 5450
Houston, Texas 77056
Attn: Corporate Secretary

Re:           Rowan Companies, Inc.

Gentlemen:

Steel Partners II, L.P. continues to be a long-term stockholder of Rowan Companies, Inc. (“Rowan”), with a significant investment in Rowan representing approximately 9% of the outstanding shares.  We write to you after reviewing Rowan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Annual Report”) and the recently filed Proxy Statement in connection with the 2009 annual meeting of stockholders (the “Proxy”).  We are extremely concerned with certain disclosures contained in these documents that clearly reflect a failure by Rowan’s Board of Directors (the “Board”) to provide proper oversight of Rowan during the past year.

Rowan incurred a $62 million charge for estimated surplus inventory in its manufacturing operations during the fourth quarter of 2008.  Over the past year we have repeatedly voiced our concern to Rowan about the growing level of manufacturing inventory and the size of this inventory in relation to outside manufacturing revenue.  We were always assured that there were no issues with the inventory and plans were in the works to reduce the level of manufacturing inventory.  In stark contrast to these assurances, Rowan now discloses $62 million in destroyed stockholder value due solely to inventory write offs in the fourth quarter of 2008.  Further, despite these huge write offs, inventory declined only $49 million during the fourth quarter of 2008 and still remains much too high.  In light of current market conditions, we can only speculate that we have not seen the last “non-recurring” charge related to manufacturing inventory.  We also note that while Rowan refers to this $62 million charge as “non-recurring,” no assurances were given that the control weaknesses that resulted in this charge have been corrected.  Proper Board oversight on this issue clearly appears to have been lacking.

The 2008 Annual Report also discloses that Rowan spent $13 million on professional service fees paid and to be paid in connection with the suspended LeTourneau Technologies, Inc. monetization process.  We believe this is an outrageous amount for an abandoned transaction.  There is no disclosure itemizing these “professional service fees” or specifying who received these payments.  We believe the stockholders deserve to know how Rowan could have wasted such a substantial amount of stockholders’ cash.  Again, proper Board oversight appears to have been lacking.

A review of the Proxy filed by Rowan is quite disturbing.  The Report of the Compensation Committee contains numerous disclosures on items we consider unusual or improper, including a “Retirement Package” for the retiring CEO (substantially beyond existing contractual obligations), a change in control agreement with a “parachute tax gross-up” guarantee for the newly hired CEO, significant “retention awards” for executives who are already under existing employment contracts and substantial increases in compensation for all Named Executive Officers despite the significant fourth quarter write off taken by Rowan.  These items not only indicate a lack of proper oversight on behalf of the Rowan Compensation Committee and the Rowan Board, but also a complete lack of respect by the Board for its obligations to preserve the corporation’s assets.  Apparently, the Rowan Board is more interested in entrenching itself than fulfilling its fiduciary duties to act in the best interests of all stockholders.

We believe the appointment of John J. Quicke, a designee of Steel Partners, to the Board on January 22, 2009 pursuant to a settlement agreement was a step in the right direction in addressing the Board’s failed leadership of Rowan.  However, this appointment alone will not fix the embedded, broken policies that negatively impacted Rowan’s 2008 bottom line and potentially its future prospects.  The Board needs to act in a unified manner, with a greater sense of urgency, and with proper oversight of Rowan management.  The “business as usual” mentality of the Board will not succeed in the current market environment.  While we recognize the CEO is new to the job, the Board is not.  There is no time for a learning or honeymoon period—proper oversight by the Rowan Board is required now!

Very Truly Yours,

/s/ Warren G. Lichtenstein

Warren G. Lichtenstein